Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF CITRINE GLOBAL, CORP.

The undersigned, for the purposes of amending the Certificate of Incorporation, as amended, of Citrine Global, Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The Board of Directors of the Corporation (the “Board”) duly adopted, in accordance with Section 141(f) of the DCGL by unanimous written consent of the Board on November 12, 2020, a resolution proposing and declaring advisable the following amendment to restate Article IV of the First Amended and Restated Certificate of Incorporation of said Corporation:

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is one billion five hundred (1,500,000,000), of which all shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”).

Except as otherwise provided, the number of authorized shares of the class of Common Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in this Article IV.

COMMON STOCK

Except as provided by law or in this Certificate:

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote;

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Corporation’s board of directors (“Board of Directors”) or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.”

SECOND: The holders of a majority of the issued and outstanding voting stock of the Corporation have approved the amendment to Article IV by majority written consent in accordance with Section 228 of the DGCL.

THIRD: The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Incorporation of the Corporation to be duly executed by the undersigned this 27th day of June 2022.

CITRINE GLOBAL, CORP.

By:	/s/ Ora Elharar Soffer
Name:	Ora Elharar Soffer
Title:	Chairperson of the Board and CEO